SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________ )

PRESS RELEASE
ENI’S 3Q RESULTS AT SEPTEMBER 30 2003
PRESS RELEASE

–	Press Release dated November 12, 2003

–	Eni’s 3Q Results at September 30, 2003

–	Press Release dated November 25, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Fabrizio Cosco
Title:	Company Secretary

Date: December 3, 2003

PRESS RELEASE

ENI: Report as of 30 September, 2003

Operating income: euro 7,009 million, up 9%

Net income: euro 4,045 million, up 27.1%

Daily hydrocarbon production: 1.54 million boe/day, up 5.8%

Capital expenditure and investments: euro 10.2 billion, up 57.2%

Eni’s Board of Directors approved today Eni’s report as of September 30, 2003. In the first nine months of 2003 Eni reported net income of euro 4,045 million increasing by euro 863 million over the first nine months of 2002, up 27.1%, due mainly to a positive operating performance (up euro 580 million) related to an increase in prices and margins for Eni’s core products, whose effects were offset in part by the appreciation of the euro over the dollar (up 20%), an increase in hydrocarbon production sold and in natural gas volumes sold, as well as cost reductions. The increase in net income was also due to lower net financial expense (euro 141 million), as a result of lower negative exchange rate differences, higher net extraordinary income of euro 130 million, which included in particular a euro 200 million income relating to the settlement of a dispute with Edison SpA concerning the EniMont joint venture, and the decline in the share of net income attributed to minorities resulting from the tender offer on Italgas shares (euro 81 million). These positive factors were partly offset by higher income taxes (euro 67 million).

Daily hydrocarbon production in the first nine months of 2003 was 1,537,000 barrels of oil equivalent (boe)1, an increase of 84,000 boe, up 5.8%, due to: (i) the purchase of the Norwegian company Fortum Petroleum; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran and Nigeria; (iii) production growth recorded mainly in Nigeria and Kazakhstan. These increases were offset in part by the decline of mature fields and the effects of the sale of assets in 2002. Production outside Italy represented 80% of Eni’s total production (78% in 2002). In the third quarter of 2003 daily production was 1,556,000 boe (up 7.2%). In October it reached 1.6 million boe.

In the first nine months of 2003, streamlining and efficiency improvement actions continued and allowed cost savings (on a constant exchange rate basis) amounting to euro 379 million which offset almost entirely salary increases and the effects of inflation.

[1]	Includes natural gas volumes consumed in operations (25,000 boe/day, 24,000 in the first nine months of 2002).

Eni’s operating income for the first nine months of 2003 totaled euro 7,009 million an increase of euro 580 million over the first nine months of 2002, up 9%, due to increases recorded by:

•	the Exploration & Production segment (euro 525 million, up 13.7%) related essentially to higher average realizations (oil up 19.6%; natural gas up 19.7%, in dollar terms) and higher hydrocarbon production sold (27.7 million boe, up 7.3%), whose effects were partly offset by the appreciation of the euro over the dollar (up 20%) and by the recording of writedowns of euro 140 million related mainly to unproved property (euro 84 million in the first nine months of 2002);

•	the Refining & Marketing segment (euro 232 million, up 95.1%) related essentially to an increase in refining margins (Brent margin was up 2.19 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and higher distribution margins on retail markets in Italy and Europe;

•	the Gas & Power segment (euro 80 million, up 3.4%) related essentially to higher natural gas volumes sold (up 4.9%) and higher margins, also related to the appreciation of the euro over the dollar, partly offset by higher amortization charges.

These increases were offset in part by the euro 127 million deterioration in operating income generated by the Petrochemical segment related essentially to the impairment of certain assets in order to align their book value to the fair value (euro 83 million) and a writedown of product inventories.

Net sales from operations in the first nine months of 2003 amounted to euro 37,853 million, with a euro 3,154 million increase over the first nine months of 2002, up 9.1%, due mainly to an increase in prices recorded in all of Eni’s business areas, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as higher activity levels in the Oilfield Services and Engineering segment, also in connection with the purchase of Bouygues Offshore (now Saipem SA) occurred in July 2002. These effects were offset in part by the appreciation of the euro over the dollar, in particular in the translation into euro of financial statements of foreign subsidiaries.

Net borrowings at September 30, 2003 amounted to euro 13,044 million, with a euro 1,903 million increase over December 31, 2002. Financial requirements for capital expenditure and investments (euro 10,218 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buy-back of own shares (euro 307 million) were covered for the most part by the cash flows generated from operating activities, positively influenced by seasonality factors, as well as disposals. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at September 30, 2003.

Capital expenditure and investments amounted to euro 10,218 million (up 57,2% over the first nine months of 2002). Capital expenditure (euro 6,115 million), of which 93% related to the Exploration & Production, Gas & Power and Refining &

Marketing segments, concerned in particular: (i) the development of hydrocarbon fields (euro 3,633 million) in Libya, Iran, Angola, Nigeria, Italy, Kazakhstan and Egypt; (ii) exploration expenditure (euro 501 million); (iii) upgrade and maintenance of Eni’s primary and secondary natural gas transmission and distribution network in Italy (euro 431 million); (iv) the construction of power stations (euro 362 million); (v) the laying of the Greenstream gasline (euro 312 million) that will carry natural gas from Libyan fields to Sicily; (vi) upgrade of refineries and of the refined product distribution network in Italy and outside Italy as well as the purchase of service stations in Europe (for a total of euro 427 million). Investments amounted to euro 4,103 million and concerned the Italgas tender offer (euro 2,567 million), the purchase of 100% of Fortum Petroleum AS (euro 909 million), the purchase of 50% of Union Fenosa Gas (euro 441 million) and the purchase of the majority of the share capital of certain natural gas distribution companies in Hungary (euro 68 million).

* * *

Operating income for the third quarter of 2003 (euro 1,897 million) increased by euro 43 million or 2.3%, as a result of higher average realizations on hydrocarbons (oil up 5.9%; natural gas up 5.9%, in dollar terms), growth in hydrocarbon production sold (up 16.5 million boe, up 13.2%) and in natural gas volumes sold (up 4.3%), as well as higher refining margins (Brent margin up 1.53 dollar/barrel) and distribution margins of petroleum products. These positive effects were offset in part by the appreciation of the euro over the dollar (up 14.2%) and a decline in margins of petrochemical products.

Eni’s net income for the third quarter of 2003 totaled euro 955 million, with an increase of euro 34 million over the third quarter of 2002 or 3.7%, due to lower financial expense (euro 100 million) and an increase in operating income (euro 43 million), whose positive effects were partly offset by lower net extraordinary income (euro 118 million) due to lower gains on disposal in connection with restructuring processes.

* * *

In the period from January 1 to November 11, 2003 a total of 23.7 million own shares were purchased for a total of euro 327 million (on average euro 13.760 per share). At November 11, 2003, Eni held 230.4 million own shares, equal to 5.76% of its share capital, for a total of euro 3,165 million (on average euro 13.738 per share) corresponding to 58.6% of the total maximum amount allowed by Eni’s Shareholders’ Meeting of May 30, 2003 (euro 5.4 billion).

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months. Therefore Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

San Donato Milanese, November 12, 2003

Selected consolidated financial data and operating data are attached below.

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the Third Quarter of 2003 (unaudited) and the text of the analysts’ presentation held by Eni’s management in the forthcoming conference call is on Eni internet website at 7 pm.

San Donato Milanese (Milan), Novembre 12, 2003

ENI’S 3Q RESULTS AT SEPTEMBER 30 2003

PRESS RELEASE

Eni: Enipower is the first operator to start up new power plants since the opening of the market. From 2004, 1,800 MW of new power generation capacity by the plants of Ferrera Erbognone and Ravenna.

Eni is the first operator to build up a new plant after the opening of the electric market. Last October, as a matter of fact, the power production destined for EniPower’s consumers started up from the first out of the three groups of the combined-cycle plant of Ferrera Erbognone, which will have a total installed capacity of 1,030 MW.

Next year the plant of Ravenna will start up as well so as EniPower will reach 1,800 MW of new installed power available for the market.

The programs for the power production development were showed today to the financial community during a meeting at the thermoelectric power plant of Ferrera Erbognone, in the Province of Pavia.

The Eni’s target is to reach 5,000 — 6,000 MW of installed power by year 2006 with a total investment of 2.3 billion euros.

In order to produce electric power, Eni will use the natural gas quantities that exceed the thresholds imposed by the rules regulating the opening of the gas market in Italy.

Eni will lever both a competitive cost structure linked to the building of the plants in its own industrial sites and the high efficiency of the combined-cycle co-generation gas technology (CCGT), that EniPower chose to adopt in the whole productive capacity.

The natural gas co-generative technology allows for the electric power production with a minimized environmental impact. Compared with the emissions produced in the year 2000 by the whole Italian thermoelectric sector, EniPower’s plants, on their own, will provide for an 8% cut of total emissions of carbon dioxide. Moreover, such plants emit negligible quantities of powders and sulfur dioxide, and low amounts of nitrogen dioxide.

San Donato Milanese, November 25 2003

Third Quarter Report of 2003

contents

Summary data	1
Basis of presentation	2
Income statement	2
	5	Net sales from operations
	7	Operating expenses
	8	Depreciation, amortization and writedowns
	8	Net financial expense
	9	Net income from investments
	9	Net extraordinary income
	10	Income taxes
	10	Minority interests
	11	Net income and operating income before non-recurring items
Consolidated balance sheet	12
Capital expenditure and investments	13
Main events	14
Management’s expectations of operations	14
Operating results by business segments	16	Exploration & Production
	18	Gas & Power
	21	Refining & Marketing
	23	Petrochemicals
	24	Oilfield Services and Engineering

Summary financial data	(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

10,795	11,916	10.4	Net sales from operations	34,699	37,853	9.1
1,854	1,897	2.3	Operating income	6,429	7,009	9.0
921	955	3.7	Net income	3,182	4,045	27.1
2,824	2,682	(5.0)	Capital expenditure and investments	6,502	10,218	57.2
—	—		Net borrowings at period end	9,272	13,044	40.7

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Summary operating data

Third quarter					Nine months

2002	2003	% Ch.			2002	2003	% Ch.

1,451	1,556	7.2	Daily production of	hydrocarbons (1) (thousand boe)	1,453	1,537	5.8
908	985	8.5		oil (thousand barrels)	915	963	5.2
543	571	5.2		natural gas (1) (thousand boe)	538	574	6.7
11.20	11.68	4.3	Sales of natural gas in primary distribution (billion cubic meters)		45.26	47.48	4.9
4.94	5.87	18.8	Natural gas transported on behalf of third parties in Italy (billion cubic meters)		14.28	18.05	26.4
1,061	1,158	9.1	Electricity production sold (gigawatthour)		3,666	3,668	0.1
13.20	12.32	(6.7)	Sales of refined products (million tonnes)		38.84	36.64	(5.7)
1,282	1,427	11.3	Sales of petrochemicals products (thousand tonnes)		4,146	4,052	(2.3)

(1)	Includes natural gas volumes consumed in operations (24,000 and 25,000 boe/day in the first nine months of 2002 and 2003, respectively).

Certain market indicators

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

26.95	28.41	5.4	Average price of Brent dated crude oil (1)	24.38	28.65	17.5
0.75	2.28	204.0	Average European refining margins (2)	0.56	2.75	391.1
0.984	1.124	14.2	Average EUR/USD exchange rate	0.926	1.111	20.0
3.4	2.1	(38.2)	Euribor — three-month euro rate (3)	3.4	2.4	(29.4)

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	In USD/barrel FOB Mediterranean market, Brent crude. Eni calculations based on Platt’s Oilgram data.
(3)	Percentage.

•	Basis of presentation

Eni’s accounts at September 30, 2003 have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first nine months and third quarter of 2003 and for the first nine months and the third quarter of 2002. Financial information relating to balance sheet data are presented at December 31, 2002, June 30, 2003 and September 30, 2003. In the preparation of this report on the third quarter of 2003, the same accounting principles applied to the preparation of 2002 financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2002 financial statements and first half report. The third quarter accounts are not audited.

•	Income statement

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

10,795	11,916	10.4	Net sales from operations	34,699	37,853	9.1
181	113	(37.6)	Other income and revenues	716	527	(26.4)
(7,851)	(8,992)	(14.5)	Operating expense	(25,174)	(27,639)	(9.8)
(1,271)	(1,140)	10.3	Depreciation, amortization and writedowns	(3,812)	(3,732)	2.1
1,854	1,897	2.3	Operating income	6,429	7,009	9.0
(164)	(64)	61.0	Net financial expense	(245)	(104)	57.6
36	15	(58.3)	Net income from investments	86	95	10.5
1,726	1,848	7.1	Income before extraordinary items and income taxes	6,270	7,000	11.6
122	4	(96.7)	Net extraordinary income	29	159	448.3
1,848	1,852	0.2	Income before income taxes	6,299	7,159	13.7
(824)	(773)	6.2	Income taxes	(2,646)	(2,713)	(2.5)
1,024	1,079	5.4	Income before minority interest	3,653	4,446	21.7
(103)	(124)	(20.4)	Minority interest	(471)	(401)	14.9
921	955	3.7	Net income	3,182	4,045	27.1

Nine months

Eni’s net income for the first nine months of 2003 totaled euro 4,045 million, an increase of euro 863 million over the first nine months of 2002, up 27.1%, due essentially to a positive operating performance (up euro 580 million) related to an increase in prices and margins of Eni’s core products, whose effects were offset in part by the appreciation of the euro over the dollar (up 20%)1, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as cost reductions.

(1)	The appreciation of the euro had an estimated negative impact of euro 900 million on operating income, of which euro 600 million related to the conversion of financial statements expressed in currencies other than the euro.

The increase in net income was also caused by: (i) lower net financial expense of euro 141 million due essentially to lower negative exchange rates differences; (ii) higher net extraordinary income of euro 130 million, related in particular to the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million); (iii) the decline in the share of net income attributed to minorities (euro 81 million) resulting from the tender offer on Italgas shares. These positive factors were partly offset by higher income taxes (euro 67 million).

In the first nine months of 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to euro 379 million (on a constant exchange rate basis), which offset almost entirely salary increases and the effects of inflation.

OPERATING INCOME

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

1,327	1,457	9.8	Exploration & Production	3,842	4,367	13.7
375	390	4.0	Gas & Power	2,378	2,458	3.4
122	151	23.8	Refining & Marketing	244	476	95.1
50	(63)	—	Petrochemicals	13	(114)	—
73	81	11.0	Oilfield Services and Engineering	232	220	(5.2)
(69)	(54)	21.7	Other activities	(167)	(213)	(27.5)
(24)	(65)	(170.8)	Corporate and financial companies	(113)	(185)	(63.7)
1,854	1,897	2.3	Operating income	6,429	7,009	9.0

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

–	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
–	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the other financial companies formerly included in the “Other activities” segment.
In order to allow for a homogeneous comparison, data for 2002 have been reclassified accordingly.

Eni’s operating income for the first nine months of 2003 totaled euro 7,009 million, an increase of euro 580 million over the first nine months of 2002, up 9%, due to increases recorded by:

•	the Exploration & Production segment (euro 525 million, up 13.7%) related essentially to higher average realizations (oil up 19.6%; natural gas up 19.7%, in dollar terms) and higher hydrocarbon production sold (27.7 million boe, up 7.3%), whose effects were partly offset by the appreciation of the euro over the dollar (up 20%) and by the writedowns of euro 140 million related mainly to unproved property (euro 84 million in the first nine months of 2002);

•	the Refining & Marketing segment (euro 232 million, up 95.1%) related essentially to an increase in refining margins (Brent margin was up 2.19 dollar/barrel), whose effects were partly offset by the appreciation of the euro over the dollar, and higher distribution margins on retail markets in Italy and Europe;

•	the Gas & Power segment (euro 80 million, up 3.4%) related essentially to increased natural gas volumes sold (up 4.9%) and higher margins, also related to the appreciation of the euro over the dollar, partly offset by higher amortization charges.

These increases were partly offset by the deterioration of euro 127 million in the operating income of the Petrochemical segment related essentially to the impairment of certain assets in order to align their book value to the fair value (euro 83 million) and the writedown of product inventories.

Third quarter

Eni’s net income for the third quarter of 2003 totaled euro 955 million, an increase of euro 34 million over the third quarter of 2002 or 3.7%, due to lower net financial expense (euro 100 million) and an increase in operating income (euro 43 million, up 2.3%), whose positive effects were offset in part by lower net extraordinary income (euro 118 million), related in particular to lower gains on the disposal of assets in connection with restructuring processes.

Eni’s net operating income for the third quarter of 2003 totaled euro 1,897 million, an increase of euro 43 million over the third quarter of 2002 or 2.3%, related essentially to higher average realizations on hydrocarbons (oil up 5.9%; natural gas up 5.9%, in dollar terms), an increase in hydrocarbon production sold (16.5 million boe, up 13.2%) and in natural gas volumes sold (up 4.3%), as well as an increase in refining margins (Brent margin was up 1.53 dollar/barrel) and in distribution margins of petroleum products. These positive factors were partly offset by the appreciation of the euro over the dollar (up 14.2%) and by lower margins of petrochemicals products.

Quarterly operating income of oil and gas activities

•	Net sales from operations

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

3,092	3,064	(0.9)	Exploration & Production	9,374	9,466	1.0
2,631	2,777	5.5	Gas & Power	11,065	11,534	4.2
5,247	5,957	13.5	Refining & Marketing	15,680	16,609	5.9
1,130	1,098	(2.8)	Petrochemicals	3,369	3,449	2.4
1,174	1,647	40.3	Oilfield Services and Engineering	3,108	4,334	39.4
313	284	(9.3)	Other activities	1,131	939	(17.0)
84	89	6.0	Corporate and financial companies	330	325	(1.5)
(2,876)	(3,000)	4.3	Consolidation adjustment	(9,358)	(8,803)	(5.9)
10,795	11,916	10.4		34,699	37,853	9.1

Nine months

Eni’s net sales from operations (revenues) for the first nine months of 2003 amounted to euro 37,853 million, representing a euro 3,154 million increase over the first nine months of 2002, up 9.1%, due mainly to an increase in prices recorded in all of Eni’s business areas, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as higher activity levels in the Oilfield Services and Engineering segment, due also to the purchase of Bouygues Offshore (now Saipem SA) in July 2002. These positive factors were offset in part by the appreciation of the euro over the dollar in particular in the translation into euro of financial statements of foreign companies.

Revenues generated by the Exploration & Production segment (euro 9,466 million) increased by euro 92 million, up 1%, due essentially to higher average realizations

(oil up 19.6%; natural gas up 19.7%, in dollar terms) and higher hydrocarbon production sold (27.7 million boe, up 7.3%), whose effects were partially offset by the appreciation of the euro over the dollar and by a decrease in storage tariffs (see “Operating review” below).

Revenues generated by the Gas & Power segment (euro 11,534 million) increased by euro 469 million, up 4.2%, due mainly to higher natural gas volumes sold in primary distribution (2.22 billion cubic meters, up 4.9%) and higher prices for natural gas.

Revenues generated by the Refining & Marketing segment (euro 16,609 million) increased by euro 929 million, up 5.9%, essentially due to higher prices in euro of petroleum products (the retail prices of gasoline and diesel fuel were up 6.9% and 10.2%, respectively), whose effects were offset in part by a decline in sales (2.2 million tonnes, down 5.7%), in particular in Italy to the petrochemical sector, to other oil companies and traders and on wholesale markets related to lower demand for fuel oil from thermoelectric, industrial and residential and commercial users.

Revenues generated by the Petrochemical segment (euro 3,449 million) increased by euro 80 million, up 2.4%, due mainly to the 6% increase in the average sale prices of products (especially olefins), whose effects were offset in part by lower volumes sold (down 2.3%).

Revenues generated by the Oilfield Services and Engineering segment (euro 4,334 million) increased by euro 1,226 million, up 39.4%, due to the purchase of Bouygues Offshore in the oilfield services area and higher activity levels.

REVENUES BY GEOGRAPHIC AREA

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

4,855	5,314	9.5	Italy	17,571	18,496	5.3
2,367	2,907	22.8	Rest of European Union	6,324	7,485	18.4
475	339	(28.6)	Rest of Europe	2,112	2,663	26.1
1,103	1,524	38.2	Americas	3,915	4,415	12.8
995	1,132	13.8	Africa	1,852	2,477	33.7
1,000	700	(30.0)	Asia and other areas	2,925	2,317	(20.8)
5,940	6,602	11.1	Total outside Italy	17,128	19,357	13.0
10,795	11,916	10.4		34,699	37,853	9.1

Third quarter

     Eni’s net sales from operations for the third quarter of 2003 amounted to euro 11,916 million, representing a euro 1,121 million increase over the third quarter of 2002, up 10.4%, due mainly to: (i) higher average realizations on hydrocarbons (oil up 5.9%; natural gas up 5.9%, in dollar terms) and an increase in prices of natural gas and petroleum products; (ii) higher hydrocarbon production sold and natural gas volumes sold in primary distribution; (iii) higher activity levels in the Oilfield Services and Engineering segment. These positive factors were offset in part by the appreciation of the euro over the dollar (up 14.2%) in particular in the translation into euro of financial statements of foreign companies and by the decline in selling prices of petrochemical products.

•   Operating expenses

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

7,133	8,206	15.0	Purchases, services and other	22,990	25,279	10.0
718	786	9.5	Payroll and related costs	2,184	2,360	8.1
7,851	8,992	14.5		25,174	27,639	9.8

Operating expenses for the first nine months of 2003 (euro 27,639 million) increased by euro 2,465 million compared to the first nine months of 2002, up 9.8%, essentially due to: (i) higher supply costs in dollar terms for natural gas and oil-based and petrochemical feedstocks, whose effects were partially offset by the appreciation of the euro over the dollar; (ii) higher volumes supplied by natural gas primary distribution; (iii) higher activity levels in the Oilfield Services and Engineering segment, also due to the purchase of Bouygues Offshore. These negative factors were partially offset by the translation into euro of financial statements of foreign companies and by streamlining and efficiency improvement actions.

Payroll and related costs (euro 2,360 million) increased by euro 176 million, up 8.1%, due mainly to an increase in unit labor costs in Italy and the purchase of Bouygues Offshore.

At September 30, 2003, Eni’s employees were 77,890 with a decrease of 2,765 employees over December 31, 2002 (down 3.4%). In Italy employees declined by 414 units due mainly to the sale of businesses and companies. Outside Italy employees declined by 2,351 persons due essentially to the decline in fixed-term workers operating in the oilfield services activity, related to the shutdown of construction sites in Kazakhstan.

EMPLOYEES

	Dec. 31, 2002	Sep. 30, 2003

Exploration & Production	7,715	7,707
Gas & Power	13,317	13,153
Refining & Marketing	13,757	13,421
Petrochemicals	7,258	7,312
Oilfield Services and Engineering	29,091	26,952
Other activities	7,012	6,703
Corporate and financial companies	2,505	2,642
	80,655	77,890

•   Depreciation, amortization and writedowns

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

875	750	(14.3)	Exploration & Production	2,618	2,343	(10.5)
117	120	2.6	Gas & Power	308	377	22.4
119	120	0.8	Refining & Marketing	370	345	(6.8)
38	32	(15.8)	Petrochemicals	110	95	(13.6)
72	67	(6.9)	Oilfield Services and Engineering	206	204	(1.0)
12	16	33.3	Other activities	36	42	16.7
8	22	175.0	Corporate and financial companies	29	54	86.2
1,241	1,127	(9.2)	Total amortization and depreciation	3,677	3,460	(5.9)
30	13	(56.7)	Writedowns	135	272	101.5
1,271	1,140	(10.3)		3,812	3,732	(2.1)

Depreciation and amortization charges for the first nine months of 2003 (euro 3,732 million) declined by euro 80 million over the first nine months of 2002, down 2.1%.

Amortization charges declined by euro 217 million due the decline registered in particular in the Exploration & Production segment (euro 275 million), related to the effect of the appreciation of the euro over the dollar in the translation of financial statements of foreign companies, and in the Refining & Marketing segment (euro 25 million) related to the conferral of the Priolo refinery2. These declines were offset in part by the increases registered: (i) in the Gas & Power segment (euro 69 million) due mainly to the amortization of the difference between the purchase cost of Italgas shares acquired in connection with the tender offer and the underlying net book value (euro 68 million); (ii) in the Corporate and financial companies segment (euro 25 million) due essentially to the integral amortization of the cost of the Eni Slurry Technology project (euro 18 million) and higher research costs.

Writedowns (euro 272 million) concerned essentially: (i) unproved property in the Exploration & Production segment (euro 140 million) in particular in Pakistan and the United Kingdom related to the process of determination of reserves; (ii) petrochemical plants (euro 83 million) as a result of the impairment test.

•   Net financial expense

In the first nine months of 2003 net financial expense (euro 104 million) decreased by euro 141 million over the first nine months of 2002, down 57.6%, due in particular to lower negative exchange rate differences (euro 174 million), lower interest rates on European markets (Euribor down 1 percentage point) and on international markets (Libor down 0.6 percentage points) and the effect of exchange rates on the

(2)	In October 2002 the Priolo refinery was conferred to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%).

translation of financial statements of foreign companies. These positive factors were offset in part by an increase of about euro 4 billion in average net borrowings.

•   Net income from investments

Net income from investments in the first nine months of 2003 amounted to euro 95 million (euro 86 million in the first nine months of 2002) and represented the balance of income of euro 205 million and expense of euro 110 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 140 million) and dividends received by subsidiaries accounted for at cost (euro 17 million) concerning in particular the Gas & Power, Oilfield Services and Engineering and Refining & Marketing segments; (ii) gains on disposals (euro 30 million) related essentially to the sale of Eni’s 20% stake in Inca International SpA in the Other activities segment (euro 29 million).

Expense (euro 110 million) concerned essentially Eni’s share in losses of subsidiaries accounted for with the equity method (euro 91 million) relating in particular to Albacom SpA (euro 35 million) and Galp Energia SGPS SA (euro 26 million related only to the writedown of euro 80 million of the difference between purchase cost and net equity) and the writedown of the difference between purchase cost and the net book value of certain subsidiaries (euro 22 million).

•   Net extraordinary income

(million €)

	Nine months

	2002	2003

Extraordinary income
Gains on disposals	180	159
Other extraordinary income	57	246
	237	405
Extraordinary expense
Restructuring costs:
— provisions for risks and contingencies	(82)	(169)
— cost of redundancy incentives	(56)	(35)
— writedowns of fixed assets and losses from investments	(20)	(5)
	(158)	(209)
Other extraordinary expense	(50)	(37)
Total extraordinary expense	(208)	(246)
	29	159

Gains on disposals concerned the sale of business units and fixed assets made in connection with restructuring; in particular gains on disposals in the first nine months of 2003 amounted to euro 159 million and concerned mainly the sale of service stations and real estate in the Refining & Marketing segment (for a total of euro 105 million), as well as the divestment of the marine tanker activities (euro 44 million).

Other extraordinary income concerned in particular the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million).

Provisions for risks and contingencies of euro 169 million concerned in particular charges related to environmental matters in the Other activities (euro 78 million) and Refining & Marketing segments (euro 31 million) and costs expected to be incurred for the decommissioning of inactive sites in the Other activities segment (euro 52 million).

Redundancy incentives amounted to euro 35 million and concerned in particular the Refining & Marketing (euro 11 million), Petrochemicals (euro 8 million), Gas & Power (euro 7 million), as well as Other activities segments (euro 5 million).

•   Income taxes

Income taxes (euro 2,713 million) increased by euro 67 million over the first nine months of 2002, due to a euro 860 million increase in income before taxes, the expiry of certain tax incentives (as provided for by Law 383/2001, the so called DIT, Law 342/2000 on the revaluation of assets), the impact of Law Decree 209/2002 concerning the deductibility of writedowns of investments and lower benefits related to the release of the reserve for anticipated amortization. These negative factors were offset in part by: (i) the recording of deferred tax assets on the temporary differences between assets of Stoccaggi Gas Italia SpA recorded in the consolidated financial statements and the value recorded for tax purposes resulting from the alignment of taxable values to book value carried out in May 20033 (euro 287 million); (ii) the fact that in the first nine months of 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%), with a euro 215 million effect; (iii) the 2 percentage point decline in corporate tax (Irpeg) in Italy.

•   Minority interests

Minority interests (euro 401 million) declined by euro 70 million over the first nine months of 2002, due essentially to the tender offer on Italgas shares (euro 81 million).

(3)	Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million (net of substitute tax for euro 154 million).

•  Net income and operating income before non-recurring items

Information on net income and operating income before non-recurring items is not required by either Italian and U.S. GAAP, but Eni provides it with the intent to allow investors to better evaluate Eni’s trading performance also in comparison with its main competitors.

(million €)

Third quarter			Nine months

2002	2003		2002	2003

(30)	(13)	Asset impairment	(135)	(272)
(33)		Environmental tax of the Sicilia Region	(65)
(16)		Other impairment	(33)
		Balance of storage tariffs for year 2001	(16)
2		Balance of secondary distribution tariffs for year 2001	74
8		Gains on disposal	50
22	(4)	Positive (negative) effects of inventory evaluation	50	(27)
(47)	(17)	Non-recurring items in operating income	(75)	(299)
(3)		Non-recurring expense on investments	(16)
122	4	Net extraordinary income	29	159
72	(13)	Non-recurring items before taxes	(62)	(140)
		Deferred tax assets per Law 448/2001		287
		Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK	(215)
2		Release of reserve for anticipated amortization as per Law 498/2001	95	39
(12)	7	Taxes (estimated)	33	50
62	(6)	Non-recurring items after taxes	(149)	236

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

859	961	11.9	Net income before non-recurring items	3,331	3,809	14.4

The break-down by segment of operating income before non-recurring items is the following:

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

1,318	1,468	11.4	Exploration & Production	3,892	4,507	15.8
446	390	(12.6)	Gas & Power	2,444	2,461	0.7
119	152	27.7	Refining & Marketing	242	477	97.1
34	(59)	..	Petrochemicals	(31)	(4)	87.1
73	81	11.0	Oilfield Services and Engineering	232	220	(5.2)
(65)	(53)	18.5	Other activities	(162)	(168)	(3.7)
(24)	(65)	(170.8)	Corporate and financial companies	(113)	(185)	(63.7)
1,901	1,914	0.7	Operating income before non-recurring items	6,504	7,308	12.4

•  Consolidated balance sheet

(million €)

				Change vs.
June 30, 2003		Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002

39,375	Net capital employed	39,492	40,463	971
26,580	Shareholders’ equity including minority interests	28,351	27,419	(932)
12,795	Net borrowings	11,141	13,044	1,903
39,375	Total liabilities and shareholders’ equity	39,492	40,463	971
	Net borrowings:
15,359	Financial debt and bonds	15,420	15,983	563
(2,564)	Cash and cash equivalents	(4,279)	(2,939)	1,340
12,795	Net borrowings	11,141	13,044	1,903

At September 30, 2003, net borrowings totaled euro 13,044 million, representing an increase of euro 1,903 million over December 31, 2002. Increased financial requirements for capital expenditure and investments (euro 10,218 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buyback of own shares (euro 307 million) were covered for the most part by the cash flows generated from operating activities, influenced also by seasonality factors, and disposals. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at September 30, 2003.

Financial debts and bonds amounted to euro 15,983 million, of which euro 7,933 million were short-term debt and euro 8,050 million were long-term debt.

The appreciation of the euro over other currencies, in particular the US dollar (as of September 30, 2003 the euro was up 11.1% over the US dollar with respect to the exchange rate as of December 31, 2002), determined an estimated decline in the book value of net capital employed of euro 1,900 million, of net equity of euro 1,250 million and of net borrowings of euro 650 million as a result of the conversion of financial statements expressed in currencies other than the euro at September 30, 2003.

•  Capital expenditure and investments

(million €)

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

1,232	1,392	13.0	Exploration & Production	3,885	4,144	6.7
455	451	(0.9)	Gas & Power	793	1,111	40.1
104	126	21.2	Refining & Marketing	304	427	40.5
22	28	27.3	Petrochemicals	80	75	(6.3)
33	67	103.0	Oilfield Services and Engineering	143	209	46.2
6	7	16.7	Other activities	73	36	(50.7)
20	74	270.0	Corporate and financial companies	54	113	109.3
1,872	2,145	14.6	Capital expenditure	5,332	6,115	14.7
952	537	(43.6)	Investments	1,170	4,103	250.7
2,824	2,682	(5.0)		6,502	10,218	57.2

Capital expenditure amounted to euro 6,115 million, of these approximately 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Total capital expenditure of the Exploration & Production segment in the first nine months of 2003 amounted to euro 4,144 million, an increase of euro 259 million, up 6.7%. Exploration expenditure amounted to euro 501 million (of which 92% was directed outside Italy). Outside Italy, exploration expenditure concerned mainly Egypt, Kazakhstan, Norway, Angola, the United States and Russia. Expenditure in Italy concerned primarily offshore areas in the Ionian Sea, the deep waters of the Sicily Channel and onshore areas in southern-central Italy and Sicily. Expenditure for development and capital goods totaled euro 3,633 million (of which 91% outside Italy). Development expenditure outside Italy concerned in particular Libya, Iran, Angola, Nigeria, Kazakhstan and Egypt; in Italy development expenditure referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Capital expenditure in the Gas & Power segment (euro 1,111 million) increased by euro 318 million, compared to the first nine months of 2002, up 40.1% and concerned: (i) the construction of power stations (euro 362 million) in particular those located in Ferrera Erbognone and Ravenna; (ii) the laying of the Greenstream gasline (euro 312 million) that will carry natural gas from Libyan fields to Sicily; (iii) upgrade and maintenance of Eni’s primary transmission network in Italy (euro 247 million); (iv) the upgrade and maintenance of Eni’s secondary transmission network in Italy (euro 184 million).

Capital expenditure in the Refining & Marketing segment (euro 427 million) increased by euro 123 million, compared to the first nine months of 2002, up 40.5% and concerned: (i) refining and logistics (euro 167 million) in particular refinery upgrade; (ii) the upgrade of the distribution network in Italy and outside Italy (euro 146 million); (iii) the purchase of service stations in Europe (euro 102 million, referred mainly to purchases in Germany and Spain).

Capital expenditure in the Oilfield Services and Engineering segment (euro 209 million) increased by euro 66 million compared to the first nine months of 2002, up 46.2% and concerned mainly oilfield services (euro 198 million) in particular the near completion of the FPSO (Floating Production Storage Offloading vessel) Mystras that is going to operate in the Okono/Okpoho fields in Nigeria, the completion of the conversion of the Maxita into the new Saipem 3000 field development vessel as well as the completion of work on the Scarabeo 7 semisubmersible drilling platform that is going to operate in a drilling contract in Nigeria.

Investments amounted to euro 4,103 million and concerned: (i) the Italgas tender offer (euro 2,567 million); (ii) the purchase of 100% of Fortum Petroleum AS (euro 909 million), the purchase of 50% of Uni n Fenosa Gas (euro 441 million), as well as the purchase of the majority stakes in certain distribution companies of natural gas in Hungary (euro 68 million).

•  Main events

In this chapter the main events occurred in the September 17 - November 11, 2003 are reported4.

Authority for electricity and gas

With decision of September 29, 2003 the Regional Administrative Court of Lombardia rejected the claim filed by Stoccaggi Gas Italia SpA (“Stogit”) for the annulment of decisions 26/2002 and 49/2002 of the Authority for electricity and gas concerning storage tariffs5. Stogit is studying the reasons for this decision in order to evaluate a possible appeal to the Council of State.

Law Decree 239/2003

Law Decree 239/2003 (protection against black-outs), converted with amendments into Law 290/2003, prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007. Following this provision, Eni will sell part of its interest in Snam Rete Gas — the company owning about 95% of the Italian national gasline network, in which it holds a 59.76% interest — until it reaches the 20% maximum interest allowed before July 1, 2007.

•  Management’s expectations of operations

Trends in 2003 of main outside variables that influence Eni’s results of operations are indicated below:

•	world demand for oil is expected to increase slightly over 2002 (up 1.4%), due to the recovery of economic activity in the United States and Asia in the second half

(4)	Main events occurred in the January 1 - September 16, 2003 period are included in 2003 first half report.

(5)	With decision No. 26 of February 27, 2002, the Authority for electricity and gas determined the criteria for the tariffs of modulation, mineral and strategic storage services for the first regulated period (from April 1, 2002 to March 31, 2006) with retroactive effect from June 21, 2000. On March 18, 2002 Stogit presented its tariff proposal for the first regulated period based on the criteria defined by the Authority. Stogit’s tariff proposal was rejected and with decision No. 49 of March 26, 2002 the Authority set tariffs for the first regulated period. In April 2002, Stogit filed a claim against decisions 26/2002 and 49/2002 with the Regional Administrative Court of Lombardia. Stogit applied the tariffs set by the Authority and in its 2002 financial statements prudentially aligned the book value of its assets to the current tariff regime.

of 2003. According to Eni’s forecasts, the price of Brent crude in 2003 is expected to reach an average value of about 28.5 dollars/barrel (up 14% over 2002) reflecting a price of 28 dollars/barrel in the last quarter resulting from increased consumption, the slow return to the market of Iraqi oil and the production cuts decided by OPEC from November 1 on;

•	in 2003 the euro is expected to confirm its appreciation over the dollar, as a consequence of the adjustment process of US economy imbalances, whose effects are offset in part by the growth differential between Europe and America; Eni expects an average yearly exchange rate of 1.12 dollar per euro corresponding to a yearly average appreciation of approximately 18% over 2002 (0.946);

•	demand for natural gas in Italy is expected to increase by about 8% compared to 2002, due to increased consumption by residential and commercial users due essentially to the effect of weather conditions and for the production of electricity;

•	refining margins in Europe are expected to recover as compared to the particularly low levels of 2002. Margins are expected to slow down in the fourth quarter due to the uncertainty of trends in demand for petroleum products and the end of the phenomena that favored the positive trend of margins in the first half of the year.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2003:

•	daily production of hydrocarbons is expected to grow by approximately 6% compared to 2002, in line with plans for the 2002-2006 period;

•	volumes of natural gas sold in primary distribution in Italy, assuming normal temperatures for the rest of the year, are expected to decline slightly over 2002, reflecting in particular a decline in sales to wholesalers and industries, while an increase is expected in sales to the thermoelectric segment. Volumes of natural gas sold in Europe are expected to increase by over 30%, including secondary sales;

•	electricity production sold is expected to increase by over 8% as compared to 2002;

•	total refinery processing intake on wholly owned refineries in Italy and outside Italy is expected to decline by approximately 4%, due to the progressive completion of agreements concerning the Priolo refinery (targeted to decline by 7.5 million tonnes in 2006). In 2003, owned refineries are expected to run at full capacity (utilization rate was 99% in 2002);

•	sales of refined products on retail markets in Italy and in the rest of Europe are expected to increase. The increase in volumes sold in the rest of Europe resulting from the completion of purchases of service stations in Spain, Germany and France and in Eni’s core network of service stations in Italy will allow to offset the expected decline in Italy, due to the downsizing process. Average throughput is expected to increase also due to higher sales on Italian core network of service stations.

In 2003 capital expenditure is expected to amount to approximately euro 9 billion; about 92% of this capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

•  Exploration & Production

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

1,327	1,457	9.8	Operating income (million euro)	3,842	4,367	13.7
1,451	1,556	7.2	Daily production of hydrocarbons (thousand boe)	1,453	1,537	5.8
320	295	(7.8)	Italy	315	302	(4.1)
360	357	(0.8)	North Africa	347	345	(0.6)
240	265	10.4	West Africa	238	254	6.7
271	317	17.0	North Sea	299	344	15.1
260	322	23.8	Rest of world	254	292	15.0
124.7	141.2	13.2	Hydrocarbon production sold (million boe)	380.8	408.5	7.3

Nine months

Operating income in the first nine months of 2003 amounted to euro 4,367 million, increasing by euro 525 million over the first nine months of 2002, up 13.7%, due mainly to: (i) higher average realizations (oil up 19.6%; natural gas up 19.7%, in dollar terms); (ii) increased hydrocarbon production sold (27.7 million boe, up 7.3%); (iii) lower costs related to synergies obtained and streamlining. These positive factors were offset in part by: (i) the appreciation of the euro over the dollar; (ii) the effect of application of storage tariffs set by the Authority for electricity and gas with decisions 26/2002 and 49/2002 relating to storage services rendered to Eni’s Gas & Power segment (in the first nine months of 2002, storage services rendered to Eni’s Gas & Power segment were billed by applying tariffs in force before the Authority’s decisions; see “Main events” above); (iii) the recording of writedowns of mineral assets (euro 140 million) related mainly to unproved property in Pakistan and the United Kingdom, in connection with the determination of reserves (euro 84 million in the first nine months of 2002); (iv) the fact that in the first nine months of 2002 gains on the sale of assets were recorded for euro 50 million.

In the first nine months of 2003 daily hydrocarbon production was 1,537,000 boe (oil and condensates 963,000 barrels; natural gas 574,000 boe6), increasing by 84,000 boe, up 5.8%, due to: (i) the purchase of the Norwegian company Fortum Petroleum; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran and Nigeria; (iii) production growth recorded mainly in Nigeria and Kazakhstan; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices7; (iii) the effects of production standstills in Venezuela related to a national strike in the first months of the year; (iv) the effect of the sale of assets in 2002. Production outside Italy represented 80% of total production (78.3% in 2002). In October 2003, daily hydrocarbon production reached 1.6 million boe.

Daily production of oil and condensates (963,000 barrels) increased by 48,000 barrels, up 5.2 due to increases recorded outside Italy, in particular in: (i) Norway, due to the

(6)	Includes natural gas volumes consumed in operations (24,000 and 25,000 boe/day in the first nine months of 2002 and 2003, respectively).
(7)	In PSAs production, calculated at reference prices, allows both the recovery of costs incurred (Cost Oil) and a remuneration (Profit Oil) assigned in part to the producing country and in part to the oil company. An increase in oil prices usually entails lower entitlements of hydrocarbons destined to the mentioned components for the oil company; the opposite occurs in case of decline of oil prices.

purchase of Fortum Petroleum; (ii) Nigeria, due also to the start-up of the Abo field (Eni operator with a 50.19% interest); (iii) Australia, for the start-up of the Woollybutt field (Eni operator with a 65% interest); (iv) Algeria, for the start-up of the Ourhoud (Eni’s interest 4.59%) and East ROM (Eni operator with 100% interest) fields; (v) Iran, due to the start-up of the Balal field (Eni’s interest 38.25%); (vi) Venezuela, in the Dacion field (Eni operator with a 100% interest); (vii) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest). These increases were offset in part by decreases recorded in Angola, following the maintenance standstill of the FPSO unit installed in the Kuito field (Eni’s interest 20%), the decline of mature fields in Congo and Egypt as well as the effect of the sale of assets in 2002.

Daily production of natural gas (574,000 boe) increased by 36,000 boe, up 6.7%, due essentially to increases registered outside Italy, in particular in: (i) Pakistan, also due to the start-up of the Bhit (Eni operator with a 40% interest) and Sawan (Eni’s interest 23.7%) fields and the reaching of full production of the Miano field (Eni’s interest 15.16%); (ii) Norway, due to the purchase of Fortum Petroleum; (iii) Trinidad & Tobago, for the reaching of full production at fields in Block NMCA-1 (Eni’s interest 17.31%); (iv) Nigeria, for the increase in natural gas volumes treated at the Bonny plant (Eni’s interest 10.4%). These increases were offset in part by the decline of mature fields, in particular in Italy and the United States.

Hydrocarbon production sold amounted to 408.5 million boe. The 11 million boe decrease over production was due essentially to natural gas volumes consumed in operations (7 million boe), the temporary creation of technical stocks to be later sold, and lower withdrawals as compared to allotted shares (underlifting8) outside Italy.

Third quarter

Operating income for the third quarter of 2003 totaled euro 1,457 million, representing a euro 130 million increase over the third quarter of 2002, up 9.8%, due mainly to higher average realizations (oil up 5.9%; natural gas up 5.9%, in dollar terms) and higher hydrocarbon production sold (16.5 million boe, up 13.2%), whose effects were offset in part by the appreciation of the euro over the dollar (+14.2%).

In the third quarter of 2003 daily hydrocarbon production amounted to 1,556,000 boe (oil and condensates 985,000 barrels, natural gas 571,000 boe) increasing by 105,000 boe, up 7.2%, due to the purchase of Fortum Petroleum, start-ups of fields in Pakistan, Australia, Algeria, Iran and Nigeria and production increases mainly in Nigeria, Venezuela and Kazakhstan. These increases were partly offset by declines in mature fields and the effect of the sale of assets in 2002.

Daily production of oil and condensates (985,000 barrels) increased by 77,000 barrels, up 8.5%, due to increases registered in particular in Nigeria, Norway, Australia, Kazakhstan, Venezuela, Iran, partly offset by declines registered in Algeria, Congo and Italy.

Daily production of natural gas (571,000 boe) increased by 28,000 boe, up 5.2%, due to increases registered in particular in Pakistan, Norway, Nigeria and Trinidad &Tobago, offset in part by declines in Italy and the United States.

(8)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

•	Gas & Power

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

375	390	4.0	Operating income (million euro)	2,378	2,458	3.4
11.20	11.68	4.3	Sales in primary distribution (billion cubic meters)	45.26	47.48	4.9
8.91	8.89	(0.2)	Italy	38.30	37.85	(1.2)
2.14	2.03	(5.1)	Wholesalers (distribution companies)	18.02	16.63	(7.7)
3.29	2.78	(15.5)	Industrial users	10.58	9.56	(9.6)
3.48	4.08	17.2	Thermoelectric users	9.70	11.66	20.2
2.29	2.76	20.5	Rest of Europe (1)	6.96	9.60	37.9
	0.03	..	Brazil		0.03	..
0.58	0.75	29.3	Sales in secondary distribution outside Italy (billion cubic meters)	2.52	3.18	26.2
15.41	15.74	2.1	Transport of natural gas in Italy (billion cubic meters)	54.72	55.65	1.7
10.47	9.87	(5.7)	Eni	40.44	37.60	(7.0)
4.94	5.87	18.8	Third parties	14.28	18.05	26.4
1,061	1,158	9.1	Electricity production sold (gigawatthour)	3,666	3,668	0.1

(1)	From 2003 the Gas & Power segment manages trading activities of natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes sold in the first nine months and in the third quarter of 2002 were increased by 1.20 and 0.40 billion cubic meters respectively.

Nine months

Operating income in the first nine months of 2003 amounted to euro 2,458 million, increasing by euro 80 million over the first nine months of 2002, up 3.4%, due mainly to: (i) increased volumes sold in primary (2.22 billion cubic meters, up 4.9%) and secondary distribution outside Italy (0.66 billion cubic meters, up 26.2%); (ii) higher margins in primary distribution, related mainly to the appreciation of the euro over the dollar, offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) lower costs related to streamlining. These positive factors were offset in part by: (i) the amortization of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 68 million); (ii) the decline of operating income generated by the electricity generation activity (euro 34 million) due essentially to an increase in fuel cost higher than that registered in electricity sale prices and higher costs related to the planned maintenance standstill of the Taranto plant; (iii) the fact that in the first nine months of 2002 euro 13 million were recorded as a balance of a euro 74 million income related to tariff adjustments for 2001 in secondary distribution resulting from decision No. 122/2002 of the Authority for electricity and gas and a euro 46 million income due to the release of redundant reserves for risks, and the euro 65 million expense due to the payment of an environmental tax levied by the Sicilia Region and the euro 42 million expense related to the writedown of assets of secondary distribution companies in Argentina and of Gas Brasiliano Distribuidora.

Natural gas sales in primary distribution (47.48 billion cubic meters) increased by 2.22 billion cubic meters, up 4.9% over the first nine months of 2002.

Natural gas sales in Italy (37.85 billion cubic meters) declined by 0.45 billion cubic meters, down 1.2%, due mainly to a decline in sales to wholesalers (1.39 billion cubic meters) and to industries (1.02 billion cubic meters) due to competitive pressures, whose effects were offset in part by higher sale to thermoelectric users (1.96 billion cubic meters) and by the effects of colder weather.

Natural gas sales in rest of Europe (9.60 billion cubic meters) increased by 2.64 billion cubic meters (up 37.9%), due to: (i) the progressive coming on line of long-term supply contracts to operators (1.20 billion cubic meters); (ii) the start-up in the second half of 2002 of LNG supplies to the Spanish electricity company Iberdrola (0.56 billion cubic meters); (iii) the increase in natural gas trading activities in northern Europe (0.56 billion cubic meters); (iv) the start-up of supplies to the Turkish market through the Blue Stream pipeline in February 2003 (0.23 billion cubic meters).

Sales of natural gas in secondary distribution in Italy (5.80 billion cubic meters) increased by 0.32 billion cubic meters, up 5.8%, due to increased consumption and the 151,000 units increase in the number of customers served as of September 30, 2002 (5.78 million as of September 30, 2003). Municipalities served were 1,210 at September 30, 2003 (1,197 at December 31, 2002).

Sales in secondary distribution outside Italy (3.18 billion cubic meters) increased by 0.66 billion cubic meters, up 26.2% due to increased consumption, mainly on the Hungarian market and to the purchase of local natural gas distribution companies in Hungary.

In the first nine months of 2003 Eni input 55.65 billion cubic meters of natural gas into the Italian network (Rete Nazionale Gasdotti), an increase of 0.93 billion cubic meters, up 1.7%, due mainly to increased demand for natural gas resulting from higher consumption in electricity generation related to the start-up of operations in some Enel combined cycle power stations and increased consumption by residential and commercials users due to a colder winter, whose effects were offset in part by lower volumes destined to storage. Natural gas volumes transported on behalf of third parties (18.05 billion cubic meters) increased by 3.77 billion cubic meters, up 26.4%.

Sales of electricity amounted to 3,668 gigawatthour, in line with the first nine months of 2002. The effects of increased production in Mantova and the coming on line of the first combined cycle unit at the Ferrera Erbognone power station under construction were offset in part by the maintenance standstill of the Taranto power station.

Third quarter

Operating income in the third quarter of 2003 amounted to euro 390 million, a euro 15 million increase over the third quarter of 2002, up 4%, due mainly to: (i) higher volumes sold in primary distribution (0.48 billion cubic meters, up 4.3%) in particular to thermoelectric users; (ii) the fact that in the third quarter of 2002 the payment of an environmental tax to the Sicilia Region was recorded for euro 33 million and secondary distribution assets in Brazil were written down (euro 25 million). These positive factors were offset in part by: (i) the amortization of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 23 million); (ii) the euro 10 million decline in operating income of electricity generation.

Natural gas sales in primary distribution (11.68 billion cubic meters) increased by 0.48 billion cubic meters, over the third quarter of 2002, up 4.3%, due to higher sales in Europe (0.47 billion cubic meters); in Italy higher sales to thermoelectric users were offset in part by lower sales to industries and wholesalers.

Eni transported 5.87 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 0.93 billion cubic meters, up 18.8%.

Electricity production sold amounted to 1,158 gigawatthour, with a 97 gigawatthour increase over the third quarter of 2002, up 9.1%.

•	Refining & Marketing

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

122	151	23.8	Operating income (million euro)	244	476	95.1
13.20	12.32	(6.7)	Sales (million tonnes)	38.84	36.64	(5.7)
2.87	2.84	(1.0)	Retail sales Italy	8.35	8.22	(1.6)
0.69	0.88	27.5	Retail sales rest of Europe	1.91	2.21	15.7
1.12	0.30	(73.2)	Retail sales Africa and Brazil	1.10	0.87	(20.9)
2.55	2.45	(3.9)	Wholesale sales Italy	7.75	7.43	(4.1)
1.59	1.55	(2.5)	Wholesale sales outside Italy	4.20	4.56	8.6
11.02	9.08	(17.6)	Other sales	15.53	13.35	(14.0)

Nine months

Operating income in the first nine months of 2003 amounted to euro 476 million, a euro 232 million increase over the first nine months of 2002, up 95.1%, due to: (i) increased results in refining activities related mainly to the recovery in refining margins (Brent margin was up 2.19 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating income in distribution activities in Italy and in Europe related to increased retail margins; (iii) lower costs resulting from streamlining; (iv) the release of the Lifo reserve related to lower stocks (euro 25 million). These positive factors were offset in part by a decline in income from distribution activities in Brazil related mainly to lower retail margins on retail sales and LPG and the recording of environmental charges of euro 19 million.

Refinery intake processing on own account in Italy and outside Italy (26.42 million tonnes) declined by 2.13 million tonnes over the first nine months of 2002, down 7.5%, due essentially to the coming on-stream in 2002 of agreements concerning the Priolo refinery. The overall balanced capacity utilization rate of wholly owned refineries was 100% (95% in the first nine months of 2002). About 31.8% of all oil processed came from Eni’s Exploration and Production segment (36.6% in the first nine months of 2002).

Sales of refined products (36.64 million tonnes) decreased by 2.2 million tonnes, down 5.7%; due in particular to lower domestic sales to the petrochemical sector, oil companies and traders (for a total of 1.63 million tonnes), due to lower availability resulting from the agreements on the Priolo refinery, and lower wholesale sales in Italy (0.32 million tonnes) due mainly to lower sales of fuel oil in the thermoelectric, industrial and residential sectors. In particular, lower sales of fuel oil in the thermoelectric sector were due to its progressive substitution with natural gas in the firing of power stations.

Retail sales in Italy and the rest of Europe (10.43 million tonnes) increased by 0.17 million tonnes over the first nine months of 2002, up 1.7%.

Sales of refined products on retail markets in Italy (8.22 million tonnes) decreased by 0.13 million tonnes, down 1.6%, due to the sale/closure of service stations, offset in part by higher sales on Eni’s main network of service stations, also resulting from the success of the new BluDiesel product. At September 30, 2003, Eni’s retail distribution network in Italy consisted of 7,531 service stations (of which about 50% directly owned), 179 less than at December 31, 2002 due to the finalization of sales initiated in 2002 (108 service stations) and the negative balance (84 units) of acquisition and conclusion of lease contracts. In the first nine months of 2003, 13 new service stations were opened in Eni’s main network.

Sales of refined products on retail markets in the rest of Europe (2.21 million tonnes) increased by 300,000 tonnes, up 15.7%, due to the purchase of service stations in France and central-eastern Europe finalized in the second half of 2002 and in Spain and Germany finalized in the first half of 2003. As compared to September 30, 2002, Eni’s service stations in the rest of Europe increased by 347 units. Sales on retail markets in Brazil and Africa declined by 230,000 tonnes, down 20.9%, due to the sale of African assets in late 2002 and restructuring in Brazil. At September 30, 2003, Eni’s network outside Italy consisted of 3,302 service stations, with an increase of 250 units over December 31, 2002 due to the finalization of purchase agreements initiated in 2002 and early 2003 in Spain, Germany and France, whose effects were offset in part by the closure of (mainly leased) service stations in Brazil.

Third quarter

Operating income in the third quarter of 2003 amounted to euro 151 million, a euro 29 million increase over the third quarter of 2002, up 23.8%, due mainly to: (i) increased refining margins (Brent margin was up 1.53 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher retail margins on distribution activities in Italy and in Europe.

Refinery intake processing on own account in Italy and outside Italy (9.27 million tonnes) declined by 0.62 million tonnes, down 6.3% due essentially of the coming on-stream in 2002 of the agreements on the Priolo refinery. Sales of refined products (12.32 million tonnes) declined by 880,000 tonnes, down 6.7%. The main declines concerned wholesale sales in Italy and other sales, while retail sales in Europe increased.

•	Petrochemicals

Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

50	(63)	..	Operating income (million euro)	13	(114)	..
1,282	1,427	11.3	Sales (thousand tonnes)	4,146	4,052	(2.3)
725	708	(2.3)	Basic petrochemicals	2,208	2,102	(4.8)
273	306	12.1	Styrenes and elastomers	874	887	1.5
284	413	45.4	Polyethylenes	1,064	1,063	(0.1)

Nine months

In the first nine months of 2003 operating losses amounted to euro 114 million as compared to the euro 13 million operating income generated on the first nine months of 2002. The euro 127 million deterioration was due to: (i) asset writedowns of euro 83 million as a result of the impairment test; (ii) a writedown of product inventories of euro 27 million to adjust them to expected sale prices (in the first nine months of 2002 inventories were revaluated for euro 44 million); (iii) lower volumes sold (down 2.3%). These negative factors were offset in part by: (i) an increase in margins in particular in basic petrochemicals related to an increase in sale prices (up 6% on average) higher than the increase in the cost in euro of petrochemical feedstocks (up 2.8%); (ii) lower costs related to streamlining.

Sales of petrochemical products (4,052,000 tonnes) declined by 94,000 tonnes, down 2.3%, due to a general drop in demand. The most relevant declines were recorded in basic petrochemicals (down 4.8%), in particular olefins (down 9.7%) and aromatics (down 8.5%), due to lower demand and lower product availability following accidental events. These declines were offset in part by increased sales of intermediates (up 14.2%) due to greater product availability. In polyethylenes (down 0.1%), the demand recovery registered in the third quarter (up 45.4%) — due to low prices that favored the repletion of stocks of end users — allowed to fully offset the decline recorded in the first six months. Styrenes and elastomers sales increased along with the recovery registered in the third quarter. In styrenes increases concerned expanded and compact polystyrene; in elastomers they concerned SBR and BR rubbers and latices, while specialty rubber declined due to the effects of the appreciation of the euro over the dollar.

Production (5,383,000 tonnes) increased by 13,000 tonnes, up 0.2%. Increases concerned mainly styrenes and, with different trends, polyethylenes and elastomers. Declines concerned mainly olefins and intermediates.

Third quarter

In the third quarter of 2003 operating losses amounted to euro 63 million as compared to an operating income of euro 50 million in the third quarter of 2002. The euro 113 million deterioration was due essentially to a decline in product margins, related to a decline in sale prices higher than the decline in cost of oil-based feedstocks and to the fact that in the third quarter of 2002 inventories were revaluated for euro 16 million. These negative factors were offset in part by increased sales (up 11.3%).

Sales (1,427,000 tonnes) increased by 145,000 tonnes, up 11.3%. Production (1,794,000 tonnes) increased by 60,000 tonnes, up 3.5%.

•	Oilfield Services and Engineering

(million €)
Third quarter				Nine months

2002	2003	% Ch.		2002	2003	% Ch.

73	81	11.0	Operating income	232	220	(5.2)
			Order backlog	10,339	10,529	1.8
			Oilfield services	5,278	5,564	5.4
			Engineering	5,061	4,965	(1.9)

Nine months

Operating income for the first nine months of 2003 totaled euro 220 million, of which euro 219 million related to oilfield services, with a euro 12 million decrease over the first nine months of 2002, down 5.2%.

Oilfield services recorded a decrease in operating income of euro 21 million, in particular in Offshore construction, due to the completion of the Blue Stream contract and the lower utilization rate of certain vessels, and in Offshore drilling due to work carried-out on Scarabeo 5 and Scarabeo 7 vessels and lower utilization rate of the Scarabeo 6 vessel. These negative factors were offset in part by the contribution of Bouygues Offshore, purchased in July 2002 (euro 68 million after the writedown of euro 21 million of the difference between purchase price and net equity) and the higher profitability of some contracts in the Onshore construction area.

Engineering activities recorded an operating income amounting to euro 1 million as compared to an operating loss of euro 8 million in the first nine months of 2002. The euro 9 million improvement was related to higher activity levels. If one includes in the operating income also the results of joint venture activities, recorded as income from investments in the income statement, operating income generated in the first nine months of 2003 would amount to euro 23 million (euro 7 million in the first nine months of 2002 in homogeneous terms).

Orders acquired in the first nine months of 2003 amounted to euro 4,900 million, a decline of euro 1,680 million over the first nine months of 2002, down 25.5%. About 90% of new orders acquired was represented by work to be carried out outside Italy, and 11% by work originated by Eni companies. Eni’s order backlog was euro 10,529 million at September 30, 2003 increasing by euro 190 million over December 31, 2002, up 1.8%. Projects to be carried out outside Italy represented 80% of the total order backlog, while orders from Eni companies amounted to 12% of the total.

Third quarter

Operating income for the third quarter of 2003 totaled euro 81 million, with a euro 8 million increase over the third quarter of 2002, up 11%, all of which was related to oilfield services.

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